Exhibit 21

Significant Subsidiaries of Taboola.com Ltd.

Legal Name of Subsidiary	Direct Parent Company	Jurisdiction of Organization

Taboola, Inc.	Taboola.com Ltd.	Delaware, USA
Taboola Europe Limited	Taboola.com Ltd.	United Kingdom
Connexity, Inc.	Taboola, Inc.	Delaware, USA